Educate · Graduate · Elevate

Career Education Corporation · Summary Annual Report 2008





Gary E. McCullough
President and Chief Executive Officer

As Career Education Corporation continues to execute our strategic business plan, there are many reasons to be optimistic about the future. Uncertainties that have hindered our growth are behind us. Underlying performance trends are positive and moving in the right direction. We participate in markets that have a positive outlook, and we bring significant strengths to a highly competitive marketplace. We will not hesitate to make necessary changes to our company to succeed. We have the leadership, the resources and a strong foundation to follow through on our commitment to educate, graduate and elevate the many men and women who are part of our diverse student population.

Ralph Waldo Emerson once wrote, "Progress is the activity of today and the assurance of tomorrow." I am pleased to have the opportunity to share with you the progress made by Career Education Corporation in 2008 as we built a stronger foundation for sustainable growth in the years ahead. Even in the face of significant economic challenges – some anticipated, others unforeseen – we delivered on critical elements of our plan to turn the company around and meet the growth objectives we set for 2010. These goals include: operating income in the range of $225 million to $270 million; operating margins in the low to mid teens; free cash flow of $195 million to $235 million; and enrollment growth of 6 to 8 percent per year.

As we emerged from 2007, I knew we would have to make some tough but necessary choices. Armed with a clear understanding of the cultural and operational challenges that had impacted our financial performance, our team undertook an aggressive restructuring effort. We removed inefficient costs and organizational redundancies, disposed of more than 500,000 square feet of excess real estate capacity and began to phase out underperforming campuses. We also focused on better understanding the strengths of our core institutions: American InterContinental University, Colorado Technical University, International Academy of Design & Technology, Le Cordon Bleu and Sanford-Brown. Our analysis will allow us to better leverage these assets in the future.

To help lead these initiatives, we strengthened our leadership team and, recognizing the vital role of employee engagement in our success, embedded in our culture a new Mission and new Core Values, High Performance Principles and Strategic Choices.

to be a global educational company mandates a total commitment to quality outcomes and career opportunities for a diverse student population.

are helping us to achieve alignment around our priorities of being student-centered and employee-focused, and to operate with excellence, integrity, respect, diversity and a sense of social responsibility.

FINANCIAL HIGHLIGHTS

For the Year Ending December 31,	2008	2007	2006	2005	2004
SELECTED STATEMENT OF OPERATIONS DATA					
(Dollars in thousands, except per share amounts)					
Total Revenue	**$1,705,351**	$1,747,430	$1,888,172	$1,963,531	$1,648,331
Operating Expenses:					
Educational Services and Facilities Expense	**654,288**	636,469	620,197	595,914	523,629
General and Administrative Expense	**889,250**	919,786	971,287	917,561	776,706
Depreciation and Amortization Expense	**75,132**	73,595	81,281	73,675	53,276
Goodwill and Asset Impairment	**9,013**	28,226	107,387	2,915	–
Total Operating Expenses	**1,627,683**	1,658,076	1,780,152	1,590,065	1,353,611
Operating Income	**77,668**	89,354	108,020	373,466	294,720
Operating Profit Margin Percentage	**4.6%**	5.1%	5.7%	19.0%	17.9%
Total Other Income	**19,478**	22,811	20,631	14,370	4,326
Provision for Income Taxes	**27,570**	34,681	72,842	145,594	116,718
Income from Continuing Operations	**69,576**	77,484	55,809	242,242	182,328
Loss from Discontinued Operations, Net of Tax	**(9,434)**	(17,931)	(9,240)	(8,364)	(2,709)
Net Income	**$ 60,142**	$ 59,553	$ 46,569	$ 233,878	$ 179,619
Net Income (Loss) per Share – Diluted:					
Income from Continuing Operations	**$ 0.77**	$ 0.82	$ 0.57	$ 2.34	$ 1.74
Loss from Discontinued Operations	**(0.10)**	(0.19)	(0.10)	(0.08)	(0.03)
Net Income	**$ 0.67**	$ 0.63	$ 0.47	$ 2.26	$ 1.71
SELECTED BALANCE SHEET DATA					
(In thousands)					
Assets:					
Cash, Cash Equivalents, and Investments	**$ 508,696**	$ 388,588	$ 435,368	$ 396,323	$ 346,408
Total Assets	**1,417,323**	1,377,782	1,425,162	1,506,105	1,387,012
Total Liabilities	**468,811**	480,059	429,284	469,858	402,181
Working Capital	**312,177**	208,785	323,513	277,210	213,678
Total Stockholders' Equity	**$ 947,652**	$ 886,108	$ 982,401	$1,036,247	$ 984,831
SELECTED STATEMENT OF CASH FLOWS DATA					
(In thousands)					
Net Cash Provided by Operating Activities	**$ 186,720**	$ 222,075	$ 216,390	$ 378,225	$ 376,154
Net Cash (Used in) Provided by Investing Activities	**(150,787)**	4,813	(56,453)	(399,537)	(141,770)
Net Cash Used in Financing Activities	**(21,048)**	(185,718)	(111,239)	(189,703)	(50,915)
Capital Expenditures	**$ 53,854**	$ 57,586	$ 69,473	$ 125,626	$ 142,781

Comparison of Cumulative Five-Year Total Shareholder Return

(Based on $100 invested on December 31, 2003 and assumes the reinvestment of all dividends.)

Career Education Corporation (CEC)
S&P 500 Index
— Peer Group



$150
$120
$90
$60
$30
0
2003
2004
2005
2006
2007
2008

The graph above shows a comparison of cumulative total returns for CEC, the Standard & Poor's 500 Index and an index of peer companies selected by CEC. The companies in the peer index are weighted according to their market capitalization as of the end of each period for which a return is indicated. Included in the peer index are the following companies whose primary business is postsecondary education: Apollo Group, Inc., Corinthian Colleges, Inc., DeVry Inc., ITT Educational Services, Inc., and Strayer Education, Inc. The performance graph begins with CEC's $40.25 per share closing price on December 31, 2003.

High Performance Principles

Leadership
Sense of Urgency
Measured Risk Taking
Innovation
Teamwork
Accountability
Effective Communication
Mastery

HIGH PERFORMANCE PRINCIPLES encompass the types of behavior that we want to encourage, recognize and reward.

STRATEGIC CHOICES are those core business choices that define how we will excel by meeting student needs.

These new and higher expectations served as a rallying cry for Career Education, helping us to reduce employee turnover by 15 percent and strengthen our ability to provide high-quality education to every student at our schools. In fact, we conducted a comprehensive employee engagement survey that found our employees are remarkably dedicated to our mission and are as proud as I am of the work our company is doing.

As 2008 progressed, we intensified our efforts to operate more efficiently and effectively. We completed the reorganization of Career Education into several strategic business units, including Art & Design, Culinary Arts, Health Education, International and University. We moved people around to match the right expertise with the right responsibilities, pairing each assignment with greater rigor and accountability, and increasing our commitment to leadership training and company-wide sharing of resources and best practices.

We did not foresee the early 2008 escalation and breadth of the credit crisis and its major impact on student lending. Nevertheless, as the availability of private student loans significantly contracted, we were able to leverage our healthy balance sheet and strong cash flow position to bridge some of the funding gaps by extending the use of student payment plans. We developed stringent criteria and provided financing to those students with the highest potential for completing their programs of study and meeting their financial commitments. But we did not stop there. We enhanced our financial and academic counseling services to further empower students to meet their academic goals and secure employment in their chosen fields. These actions were the right things to do for our students, and the right things to do for our company.

Student Population by **Core Curricula**


7%
18%
49%
16%
10%
Business Studies
Culinary Arts
Design Studies and Visual Technologies
Health Education
Information Technology

Student Population by **Age**


19%
36%
45%
Under 21
21 to 30
Over 30

Sometimes, investing wisely means shedding underperforming assets. With that in mind, we moved forward – ahead of schedule – with our teach-outs of 14 underperforming schools, allowing students already enrolled to complete their programs before closing those campuses. This transition means we can focus even more of our resources on the 75-plus campuses that will continue to equip students with the knowledge and skills required to succeed in the fast-changing marketplace.

Most importantly in 2008, we delivered, and in many cases enhanced, our high-caliber, real-world education and training for more than 97,000 students throughout the United States and in England, France and Italy. The Health Education strategic business unit (SBU), consisting primarily of Sanford-Brown schools, posted a terrific year, increasing student population by 20 percent. Health Education benefited not only from a strong market where demand for workers has continued to increase, but also from our focus on developing innovative programs in areas such as surgical technology and dental hygiene.

Our University SBU, which includes American InterContinental University (AIU) and Colorado Technical University (CTU), grew its student population by 10 percent. This was driven primarily by CTU's impressive enrollment growth of 16 percent. CTU was once again selected by the Council of College and Military Educators as one of the nation's best providers of education to members of the military. AIU transitioned to a new and more productive admissions model and finished 2008 in particularly strong fashion, with three consecutive quarters of year-over-year increases in operating margin. Importantly, AIU also grew student population by 7 percent, its first such growth since 2005.

Our Culinary SBU was negatively impacted by the reduction in alternatives for student loans, but we made progress in stabilizing student population by the end of 2008. In addition to establishing an internal student payment program, we have shifted the length of culinary programs from 15 to 21 months, affording students greater opportunity to work and reducing their reliance on private loans. Our Miami, Florida,

Student Population by **Degree Objective**


17%
39%
44%
Doctoral, Master's, Bachelor's
Associate
Certificate

Student Population by **Delivery Method**


38%
62%
Ground
Online

campus introduced the first Spanish-language culinary program in the United States, and we are particularly proud of one of our graduates, Stephanie Izard, whom you may have seen win "Top Chef" honors on Bravo Network.

Our Art & Design schools also felt the impact of reduced financial aid for students, but we are in the process of adopting many of the program innovations and marketing practices used successfully at our Health Education schools to put Art & Design back on the growth track.

Finally, our International SBU, including the Paris-based group INSEEC and Milan-based Istituto Marangoni, which operates campuses in France, Italy and the United Kingdom, continued to grow. International revenues increased 31 percent and operating income rose 45 percent in 2008.

As we renew Career Education's heritage of delivering strong business results and solid shareholder returns, you will see us invest even more in the future with new schools and innovative, real-world programs. After all, the most important part of our long-term plan is ensuring the success of our students. Hence, the theme of this year's annual report: *Educate, Graduate, Elevate.*

I am proud of the progress we made in 2008 – thanks to the thousands of dedicated Career Education employees who stepped up to shoulder big-time challenges and set the stage for sustainable success. I invite you to stay tuned as our journey moves us toward an even stronger future. In the pages that follow, you will find some wonderful examples of the passion and hands-on experience that our outstanding employees and students bring to our classrooms every day.

Sincerely,

Gary E. McCullough
President and Chief Executive Officer
March 19, 2009



Locations

UNITED STATES

Arizona
- Tempe
- Phoenix
- Scottsdale

California
- Santa Barbara
- Ventura
- San Francisco
- Pasadena
- Hollywood
- Sacramento

Colorado
- Colorado Springs
- Denver
- Pueblo

Florida
- Weston
- Orlando
- Tampa
- Miramar
- Ft. Lauderdale
- Jacksonville

Georgia
- Tucker
- Atlanta

Illinois
- Chicago
- Schaumburg
- Collinsville

Massachusetts
- Boston

Maryland
- Landover

Michigan
- Troy

Minnesota
- Mendota Heights
- Brooklyn Center

Missouri
- North Kansas City
- St. Louis
- Fenton
- Hazelwood
- St. Peters

Nevada
- Las Vegas
- Henderson

New Jersey
- Iselin

New York
- Bethpage
- Patchogue
- Melville
- Garden City
- New York City
- White Plains

Ohio
- Middleburg Heights

Oregon
- Portland

Pennsylvania
- Pittsburgh
- Trevose
- Monroeville

South Dakota
- Sioux Falls

Tennessee
- Nashville

Texas
- Houston
- San Antonio
- Dallas
- Austin

Virginia
- Vienna

Washington
- Seattle

Wisconsin
- West Allis

FRANCE
- Paris
- Bordeaux
- Lyon

ITALY
- Milan

UNITED KINGDOM
- London

Markets Served

INSTITUTIONS	DESCRIPTION
American InterContinental University; Colorado Technical University – Connect with your future; Briarcliffe College	**UNIVERSITY** The University SBU consists of five American InterContinental University (AIU) ground locations and one fully online campus, five Colorado Technical University (CTU) ground locations and one fully online campus, and two Briarcliffe College locations. Business studies ranks as the largest area of study within University and also accounts for CEC's largest online student population. Programs offered include business administration, marketing, criminal justice, education and information technology. Students may earn an associate, bachelor's, master's or doctoral degree.
International Academy of Design & Technology – You imagine. We can get you there.; Collins College – A School of Design and Technology; Brooks Institute; Brown College; Harrington College of Design	**ART & DESIGN** The Art & Design SBU consists of 10 International Academy of Design & Technology (IADT) campuses and one fully online campus, Harrington College of Design, Brooks Institute, and Brown and Collins Colleges. Art & Design studies focus on programs in the graphic, fashion, game and interior design fields as well as merchandising, graphic imaging, animation, digital film and media, and photography. Degrees include associate, bachelor's and master's, and each delivers the theoretical and technical skills necessary to succeed in the design area of choice.
Le Cordon Bleu Schools North America; Kitchen Academy	**CULINARY ARTS** The Culinary Arts SBU consists of primarily Le Cordon Bleu schools throughout North America and two Kitchen Academy locations. Culinary Arts programs focus on such areas as pâtisserie and baking or hospitality and restaurant management. Students who complete their programs in Le Cordon Bleu schools earn the coveted Le Cordon Bleu Diplomê at the associate or bachelor's degree level, gaining hands-on experience in each campus's restaurant and through an externship site. Kitchen Academy students earn a certificate in either culinary arts or baking and pastry. Sixteen campuses are located in major cities across the United States, including San Francisco, Miami, Phoenix, Chicago and Los Angeles, and draw students from around the country for study.
Sanford-Brown College; Sanford Brown Institute; Missouri College	**HEALTH EDUCATION** The Health Education SBU comprises the Sanford-Brown Colleges and Institutes, and Missouri College. Programs range from those with basic clinical skills, such as medical assisting, massage therapy and dental care, to skill-specific programs, such as diagnostic medical sonography, cardiovascular technology and radiology. Students enroll in the healthcare education certificate and associate degree programs.
INSEEC Business School Paris • Bordeaux; Istituto Marangoni	**INTERNATIONAL** The International SBU includes INSEEC Group schools and Istituto Marangoni schools located in France, Italy and the United Kingdom. Program offerings include business studies, fashion and design, and visual communications and design technologies.

Educate.

Exceptional partnership between our students and instructors ensures that students learn what they need to succeed.

Professional Insight Drives Our Programs

We educate, on average, more than 90,000 students, but it is the *type* of high-quality education we provide that truly distinguishes our schools. Experienced and passionate teachers offer invaluable, real-world insight through customized hands-on instruction and the use of advanced technology.

Recognizing the importance of staying current, our instructors practice what they teach. They continually supplement their own education through participation in trade associations, conferences and a variety of other professional development activities. Most important, this ongoing commitment to professional growth equips our teachers with the skills and up-to-date knowledge required to provide students with a rich and contemporary learning experience.

In order to keep students at the cutting edge of relevance, Tanya MacNeil, Associate Dean of Business Technologies at American InterContinental University, often challenges her students to devise hypothetical uses for newly developed software. "Professionals in the field of information technology must adapt to rapid and continuous technological change, requiring them to keep pace with industry trends," Tanya says.

Tanya is a member of several professional associations, including the Wireless Technology Forum, Women in Technology, the Technology Association of Georgia (TAG) and the High Technology Crime Investigation Association (HTCIA).

Tanya MacNeil, Associate Dean of Business Technologies at American InterContinental University






IT'S NOT A MATTER OF IF... BUT WHEN?
RESERVE YOUR LAND TODAY!
www.BUYMARS.com
CREATE

Josef Mancino, faculty member at International Academy of Design & Technology–Tampa

Faculty Support and Counseling Are Integral

Student success is the pinnacle of an educational experience, culminating in graduation and employment within the desired field. Academic support and counseling foster the development of successful students, who also benefit from participation in a variety of special events and community activities.

Josef Mancino, a faculty member at International Academy of Design & Technology–Tampa, prepares students with the technical and social skills necessary to perform well within their chosen industries. For example, Josef provides students with the opportunity to put their skills to the test through a creative, multimedia competition, "ARTiSTiK Envy: The Search for the Creative Genius." The contest challenges students to reach beyond traditional boundaries of creative concepts and execution. Such engaging and practical experiences ready students for a smooth transition into the working world as they seek to attain their career goals.

Graduate.

Our commitment to student success empowers students to achieve graduation and fulfill career aspirations.






Brian Williams, Senior Vice President of the Culinary Arts Strategic Business Unit

Our Graduates Are Leaders

As Senior Vice President of the Culinary Arts strategic business unit, Brian Williams' passion for the culinary arts has been inspired by personal experience through an extensive career in food and beverage operations management. A veteran of Career Education Corporation and a graduate of Western Culinary Institute and American InterContinental University, Brian has shaped innovative, student-oriented programs and a culture focused on positive outcomes.

Culinary Arts continues to implement more student-focused programs designed to positively impact student retention and graduation. Brian and his team make sure that Student Success Managers, Student Services personnel and faculty are fully engaged in providing students with the individual guidance and support needed to realize their goal of a fulfilling culinary career.

Our Programs Are Tailored to Market Demand

2008 was a banner year for students and graduates of our Health Education schools, where approximately 19,000 new students started their education programs, more than 9,000 students graduated and 8,300 graduates attained new jobs in their chosen fields. Helping drive this success were the roll-out and expansion of high-quality programs in areas where market demand is high, including dental hygiene, surgical technology, veterinary technology and registered nursing.

Promoting student success is foremost, and providing students with opportunities within CEC's broad and growing network of externship partners is a critical part of our career preparation strategy. Our graduates are prepared with the necessary expertise strongly desired and sought by employers.

With the number of health-related jobs in the United States expected to grow by 21 percent during the 10-year period through 2016, CEC will continue to expand existing programs and develop new programs to meet the growing needs of the market with highly qualified graduates.



"Students come to us very well prepared to deal with their job responsibilities... Sanford-Brown continues to be an **excellent source of talented graduates.**"

– David Chumley, *CEO*
American Red Cross Missouri/Illinois Region













"I feel very confident and prepared. I know that the education I received from Sanford-Brown is the **determining factor** in my success."

– Shelly VonBurg,
Graduate of Sanford-Brown

Elevate.

Our broad network of institutions, students, faculty and staff reaches beyond personal elevation and transforms the lives of others.

Hope Through a Lens

Raising awareness through photography, The Heart Gallery of Santa Barbara County in California features compelling photographs of foster and adoptive children and their families. Many of the photos were taken by the talented faculty of our world-renowned Brooks Institute, which sponsored the exhibit in partnership with Santa Barbara County Child Welfare Services. The traveling show is a lively, upbeat presentation of images designed to help lift the stigma surrounding foster and adoptive children and the families who care for them. Viewers see the individuality and unique beauty of each child as captured through the lens of a professional.

The Heart Gallery and the remarkable dedication of the Brooks Institute faculty and alumni are transforming lives through the gift of photography.

Russ McConnell, founder of The Heart Gallery and faculty member at Brooks Institute, is shown below as he works with a subject.















Dr. Wallace Pond, President and CEO of Colorado Technical University and Chancellor of CTU Online, presents Joseph Michalski with a scholarship.

Giving Back With a New Start

We created the Wounded Warrior Scholarship as a way of giving back to the brave men and women who have sacrificed so much for their nation. In 2008, Colorado Technical University awarded 50 full academic scholarships to recovering military service members, providing them with the opportunity to realize their dreams. Tammy Duckworth, Director of the Illinois Department of Veterans Affairs and nominated by President Obama as Assistant Secretary of Public and Intergovernmental Affairs for the U. S. Department of Veterans Affairs, stated, "These are men and women who wear the uniform, fight for our freedoms and have bled for our country so that we all can pursue the American dream. Now it's their turn." Duckworth herself is an Iraq War veteran who lost both her legs and suffered damage to her right arm in combat.

Marine Sergeant and Wounded Warrior Scholarship recipient Eric Morante, nearly killed during a suicide attack in Fallujah, Iraq, is undergoing rigorous physical rehabilitation and simultaneously studying business at CTU Online to further his career goals. Quoted on Texas radio, Eric called the opportunity "a new start and a whole new life."

Executive Leadership Team

Gary E. McCullough
President and Chief Executive Officer

Michael J. Graham
Executive Vice President and
Chief Financial Officer

Jeffery D. Ayers
Senior Vice President, General Counsel and
Corporate Secretary

Thomas G. Budlong
Senior Vice President and
Chief Administrative Officer

Dr. Donna L. Gray
Senior Vice President, Academic Affairs and
Chief Academic Officer

George K. Grayeb
Senior Vice President,
Health Education and Art & Design

Deborah L. Lenart
Senior Vice President, University

Leonard A. Mariani
Senior Vice President,
Chief Marketing and Admissions Officer

Brian R. Williams
Senior Vice President, Culinary Arts

Board of Directors

Steven H. Lesnik – Chairman of the Board
Chairman of KemperSports Inc.

Gary E. McCullough
President and Chief Executive Officer of
Career Education Corporation

Dennis H. Chookaszian
Former Chairman and Chief Executive Officer of
CNA Financial Corporation

David W. Devonshire
Former Executive Vice President and
Chief Financial Officer of Motorola, Inc.

Patrick W. Gross
Founder and Chairman of The Lovell Group

Gregory L. Jackson
Partner, Blum Capital Partners, L.P.

Thomas B. Lally
Former President of
Heller Equity Capital Corporation

Edward A. Snyder
Dean and George Pratt Shultz Professor of
Economics at the University of Chicago
Booth School of Business

Leslie T. Thornton
Partner, Dickstein Shapiro, LLP and
former Chief of Staff to U.S. Secretary of
Education Richard W. Riley

Safe Harbor Statement

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon various assumptions, and certain known and unknown risks and uncertainties could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those listed in Part I, Item 1A "Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2008 and its other filings with the Securities and Exchange Commission. Career Education Corporation assumes no obligation to update its forward-looking statements.

Important Information

Career Education Corporation plans to file with the Securities and Exchange Commission (the "SEC") and mail to its stockholders a Proxy Statement in connection with its 2009 Annual Meeting, and advises its security holders to read the Proxy Statement relating to the 2009 Annual Meeting when it becomes available because it will contain important information. Security holders may obtain a free copy of the Proxy Statement and any other relevant documents (when available) that Career Education Corporation files with the SEC at the SEC's Web site at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from Career Education Corporation by directing a request to Career Education Corporation, Attn: Investor Relations, 2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Ill. 60169, or to Georgeson Shareholder Communications Inc. by toll-free telephone at (888) 206-5970, or by mail at 17 State Street, 10th Floor, New York, N.Y. 10004.

Certain Information Regarding Participants

Career Education Corporation, its directors and certain of its officers may be deemed to be participants in the solicitation of Career Education Corporation's security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Career Education Corporation's Annual Report on Form 10-K for the year ended December 31, 2008 and its Proxy Statement relating to its 2009 Annual Meeting.

Common Stock

The Company's Common Stock trades on the Nasdaq Global Select Market under the symbol CECO. The Company has not paid any cash dividends to its common stockholders since its inception and does not intend to pay any cash dividends in the foreseeable future. As of February 26, 2009 there were 160 holders of record of our common stock. The following table sets forth the range of high and low sales prices per share for our common stock as reported on the Nasdaq Global Select Market for the periods indicated.

2008	High	Low
First quarter	$25.15	$11.57
Second quarter	20.72	12.69
Third quarter	20.89	13.82
Fourth quarter	18.80	12.44

2007	High	Low
First quarter	$32.71	$24.36
Second quarter	36.68	29.16
Third quarter	35.62	25.56
Fourth quarter	36.09	24.72

Annual Meeting of Stockholders

The annual meeting of stockholders of Career Education Corporation will be held on April 30, 2009 in Schaumburg, Ill.

Reports and Publications

Copies of CEC's Form 10-Ks and Form 10-Qs as filed with the Securities and Exchange Commission may be obtained without charge by accessing the SEC's Web site at www.sec.gov, or the Company's Web site at www.careered.com.

Common Stock Transfer Agent and Registrar

Computershare Investor Services
2 North LaSalle Street
Chicago, Ill. 60602
Attn: Shareholder Services
(312) 588-4990
www.computershare.com

Corporate Headquarters

Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, Ill. 60169
Phone: (847) 781-3600
Facsimile: (847) 781-3610
www.careered.com

Independent Accountants

Ernst & Young LLP
233 South Wacker Drive
Chicago, Ill. 60606

Investor Relations

John M. Springer
Senior Vice President, Finance and Investor Relations
(847) 585-3899
investorrelations@careered.com

DESIGN BCN Communications/www.bcncomm.com PRINTING Lake County Press PHOTOGRAPHY CEO photo, pages 8, 9, and 10 Bonnie Bandurski (Harrington College of Design Alumnus)

CAMPUS LISTING

Principal Curricula

B = Business Studies
CA = Culinary Arts
HE = Health Education
IT = Information Technology
VC = Visual Communication and Design Technologies

FRANCE

Institut des Hautes Études Economiques et Commerciales
Paris (B)
www.inseec-france.com

Institut des Hautes Études Economiques et Commerciales
Bordeaux (B)
www.inseec-france.com

École de Commerce Européenne
Bordeaux (B)
www.ece-france.com

École de Commerce Européenne
Lyon (B)
www.ece-france.com

SUP de Pub
Paris (VC)
www.inseecfrance.com

MBA Institute
Paris (B)
www.imip-mbai-paris.com

CEFIRE
Paris (B)
www.cefire-paris.com

Sup Santé
Lyon (HE)
www.supsante.com

Sup Santé
Paris (HE)
www.supsante.com

Istituto Marangoni
Paris (VC)
www.istitutomarangoni.com

ITALY

Istituto Marangoni
Milan (VC)
www.istitutomarangoni.com

UNITED KINGDOM

American InterContinental University
London (B, IT, VC)
www.aiulondon.ac.uk

Istituto Marangoni
London (VC)
www.istitutomarangoni.com

UNITED STATES

Arizona

Collins College
Tempe & Phoenix (B, IT, VC)
www.collinscollege.edu

Scottsdale Culinary Institute
Scottsdale (CA)
www.scichefs.com

California

Brooks Institute
Santa Barbara & Ventura (VC)
www.brooks.edu

California Culinary Academy
San Francisco (CA)
www.baychef.com

California School of Culinary Arts
Pasadena (CA)
www.csca.edu

Kitchen Academy
Sacramento (CA)
www.kitchenacademy.com

International Academy of Design & Technology
Sacramento (B, IT, VC)
www.iadtsacramento.edu

Colorado

Colorado Technical University
Colorado Springs (B, IT, VC)
www.ctu-coloradosprings.com

Colorado Technical University
Denver (B, IT, VC)
www.ctu-denver.com

Florida

American InterContinental University
Weston (B, IT, VC)
www.aiuftlaud.com

International Academy of Design & Technology
Orlando (B, IT, VC)
www.iadt.edu

International Academy of Design & Technology
Tampa (IT, VC)
www.academy.edu

Le Cordon Bleu College of Culinary Arts Miami
Miramar (CA)
www.miamiculinary.com

Orlando Culinary Academy
Orlando (CA)
www.orlandoculinary.com

Sanford-Brown Institute
Ft. Lauderdale (HE)
www.sbftlauderdale.com

Sanford-Brown Institute
Jacksonville (HE)
www.sbjacksonville.com

Sanford-Brown Institute
Tampa (HE)
www.sbtampa.com

Georgia

American InterContinental University
Buckhead (B, VC)
www.aiubuckhead.com

American InterContinental University
Dunwoody (B, IT, VC)
www.aiudunwoody.com

Le Cordon Bleu College of Culinary Arts Atlanta
Tucker (CA)
www.atlantaculinary.com

Sanford-Brown Institute
Atlanta (HE)
www.sb-atlanta.com

Illinois

The Cooking and Hospitality Institute of Chicago
Chicago (CA)
www.chicnet.org

Harrington College of Design
Chicago (VC)
www.interiordesign.edu

International Academy of Design & Technology
Chicago (B, IT, VC)
www.iadtchicago.com

International Academy of Design & Technology
Schaumburg (B, IT, VC)
www.iadtschaumburg.com

Sanford-Brown College
Collinsville (B, HE, IT)
www.sbcollinsville.com

Maryland

Sanford-Brown Institute
Landover (HE)
www.sblandover.com

Massachusetts

Le Cordon Bleu College of Culinary Arts Boston
Boston (CA)
www.bostonculinaryarts.com

Michigan

International Academy of Design & Technology
Troy (VC)
www.iadtdetroit.com

Minnesota

Brown College
Mendota Heights & Brooklyn Center (B, HE, IT, VC)
www.browncollege.edu

Le Cordon Bleu College of Culinary Arts Minneapolis/St.Paul
Mendota Heights (CA)
www.twincitiesculinary.com

Missouri

Colorado Technical University
North Kansas City (B, HE, IT, VC)
www.ctukansascity.com

Missouri College
St. Louis (B, HE, IT)
www.missouri-college.com

Sanford-Brown College
Fenton (B, HE, IT)
www.sbc-fenton.com

Sanford-Brown College
Hazelwood (B, HE, IT)
www.sbc-hazelwood.com

Sanford-Brown College
St. Peters (B, HE, IT)
www.sbcstpeters.com

Nevada

Le Cordon Bleu College of Culinary Arts Las Vegas
Las Vegas (CA)
www.vegasculinary.com

International Academy of Design & Technology
Henderson (VC)
www.iadtvegas.com

New Jersey

Sanford-Brown Institute
Iselin (B, HE)
www.sb-nj.com

New York

Briarcliffe College
Bethpage (B, HE, IT, VC)
www.bcbeth.com

Briarcliffe College
Patchogue (B, IT, VC)
www.bcpat.com

Sanford-Brown College
Melville (HE)
www.sbmelville.com

Sanford-Brown Institute
Garden City (HE)
www.sbgardencity.com

Sanford-Brown Institute
New York (HE)
www.sbnewyork.com

Sanford-Brown Institute
White Plains (HE)
www.sbiwhiteplains.com

Ohio

Sanford-Brown College
Middleburg Heights (B, HE)
www.sbccleveland.com

Oregon

Western Culinary Institute
Portland (CA)
www.westernculinary.com

Pennsylvania

Pennsylvania Culinary Institute
Pittsburgh (CA)
www.paculinary.com

Sanford-Brown Institute
Trevose (HE)
www.sbphilly.com

Sanford-Brown Institute
Monroeville (B, HE, IT)
www.monroeville.sanfordbrown.edu

Sanford-Brown Institute
Pittsburgh (B, HE, IT)
www.sanfordbrown.edu

South Dakota

Colorado Technical University
Sioux Falls (B, HE, IT)
www.ctu-siouxfalls.com

Tennessee

International Academy of Design & Technology
Nashville (VC)
www.iadtnashville.com

Texas

American InterContinental University
Houston (B, IT, VC)
www.aiuhouston.com

International Academy of Design & Technology
San Antonio (B, IT, VC)
www.iadtsanantonio.com

Le Cordon Bleu College of Culinary Arts
Dallas (CA)
www.dallasculinary.com

Texas Culinary Academy
Austin (CA)
www.txca.com

Sanford-Brown Institute
Dallas (HE)
www.sbdallas.com

Sanford-Brown Institute
Houston (HE)
www.sbhouston.com

Sanford-Brown Institute
Houston North Loop (HE)
www.sbhouston.com

Virginia

Sanford-Brown College
Vienna (HE)
www.sbcvienna.com

Washington

Kitchen Academy
Seattle (CA)
www.kitchenacademy.com

International Academy of Design & Technology
Seattle (VC)
www.iadtseattle.com

Wisconsin

Sanford-Brown College
West Allis (B, HE, IT)
www.sbcmilwaukee.com

ONLINE EDUCATION

American InterContinental University (B, IT, VC)
www.aiuonline.com

Colorado Technical University (B, IT)
www.ctuonline.edu

International Academy of Design & Technology Online (VC)
www.online.academy.edu

CAREER EDUCATION CORPORATION™

Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60169

WWW.CAREERED.COM